UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 7, 2020 TOP Ships Inc. (the “Company”) entered into a placement agent agreement with Maxim Group LLC relating to the sale of the Company’s securities (the “Placement Agent Agreement”).  Pursuant to the Placement Agent agreement, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors in connection with a registered direct offering of 166,666,667 of the Company's common shares at a public offering price of $0.12 per share (the “Registered Offering”). The aggregate gross proceeds of the Registered Offering is $20.0 million. The Registered Offering is expected to close on or about June 10, 2020, subject to the satisfaction of customary closing conditions.

Attached hereto as Exhibit 1 is a copy of the Placement Agent Agreement.

Attached hereto as Exhibit 2 is a copy of the Securities Purchase Agreement.

Attached hereto as Exhibit 5.1 is the opinion of Seward Kissel LLP relating to the common shares.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: June 10, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer